UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2018
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Lumns Lane
Manchester
M27 8LN England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

Luxfer reports first-quarter results
Manchester, England — (May 9, 2018)—Luxfer Holdings (NYSE:LXFR), released the following financial information for the first quarter ended April 1, 2018:

•	Management's Discussion and Analysis of Financial Condition and Results of Operations; and

•	Unaudited consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
This release contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:
(i) statements regarding the Company's results of operations and financial condition; (ii) statements of plans, objectives or goals of the Company or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Company cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 19, 2018. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
About Luxfer
Luxfer Holdings is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for transportation, defense and emergency response, healthcare, and general industrial purposes. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.
Luxfer Holdings is listed on the New York Stock Exchange, and its Ordinary Shares trade under the symbol LXFR.

Results from operations
The following table presents our results from operations for the thirteen-week period ended April 1, 2018, compared to the three-month period ended March 31, 2017.
Following the table, we have provided a discussion of our business and results of operations for such periods.

CONSOLIDATED INCOME STATEMENT FOR THE FIRST QUARTER OF 2018 AND 2017 (UNAUDITED)
	First quarter
$M	2018	2017
CONTINUING OPERATIONS
REVENUE	119.7	103.4
Cost of goods sold	(89.0)	(77.7)
GROSS PROFIT	30.7	25.7
Distribution costs	(2.7)	(2.1)
General and administrative costs	(14.4)	(13.2)
Share of results of joint ventures and associates	0.2	0.1
Profit on sale of redundant site	—	0.4
Restructuring and other expense	(0.7)	(0.2)
OPERATING PROFIT	13.1	10.7
Net finance costs	(1.7)	(1.6)
IAS 19R retirement benefits finance charge	(0.3)	(0.5)
PROFIT ON OPERATIONS BEFORE TAXATION	11.1	8.6
Income tax expense	(2.1)	(2.0)
NET INCOME FOR THE PERIOD	9.0	6.6

Attributable to:
Equity shareholders	9.0	6.6
Revenue for the first quarter was $119.7M, up $16.3M or 16% over the prior year's quarter. Excluding $5.5M of foreign exchange benefit, revenue increased 10% with growth in all divisions.
Gas Cylinders segment revenue of $59.3M was up $4.9M, or 9%, with higher shipments of SCBA composite and industrial aluminum cylinders. Elektron segment revenue grew $11.4M, or 23%, to $60.4M from continued strong sales of magnesium based defense and disaster relief products, as well as our proprietary SoluMag® alloy for the oil and gas industry.
Gross profit of $30.7M grew 19% from $25.7M for the first quarter of 2017. Quarterly gross profit margin increased to 25.6% from 24.9% for the prior year, with expansion driven by operating leverage on increased sales, coupled with the benefit of cost reductions.
Distribution costs of $2.7M were $0.6M higher than prior year, driven primarily by the increase in sales volume noted above and an unfavorable effect from foreign exchange. General and administrative expenses were $1.2M higher at $14.4M. In addition to an unfavorable effect from foreign exchange, increased costs were primarily due to share-based compensation and accrued bonus, as well as external costs supporting our upcoming conversion to reporting in accordance with accounting principles generally accepted in the United States, (GAAP), from our current International Financial Reporting Standards (IFRS) method, which is expected to occur no later than the beginning of 2019. Restructuring expenses of $0.7M primarily relate to announced facility closures and further streamlining of executive management.
Quarterly operating profit of $13.1M advanced 22% from $10.7M for the first quarter of 2017, with operating leverage on increased sales and cost reduction activities driving the overall profit expansion.
Income taxes of $2.1M represents a statutory effective tax rate of 18.9% compared with 23.3% for the first quarter of 2017. The most significant item affecting the rate change is the reduction in the U.S. federal corporate income tax rate from 35% to 21% from U.S. tax reform.
Net Income for the period of $9.0M was 36% higher than $6.6M for the first quarter of 2017.
Unadjusted basic earnings per share for the first quarter of 2018 were $0.34 compared with $0.25 for the first quarter of 2017, (see Note 6 of this release). Adjusted diluted earnings per share, which the Company uses to measure underlying performance, were $0.38 compared with $0.27 for the first quarter of 2017, representing a 41% increase.

Non-GAAP Financial Measures
The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods presented, the most comparable IFRS measure.

	First quarter
$M	2018	2017
Net income for the period	9.0	6.6
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	—
Amortization on acquired intangibles	0.3	0.3
IAS 19R retirement benefits finance charge	0.3	0.5
Profit on sale of redundant site	—	(0.4)
Restructuring charges	0.7	0.2
Share-based compensation charges	0.5	0.3
Income tax thereon	(0.4)	(0.3)
Adjusted net income	10.5	7.2

Add back / (deduct):
Income tax thereon	0.4	0.3
Income tax (credit) / expense	2.1	2.0
Net finance costs	1.7	1.6
Depreciation and amortization	4.9	4.5
Amortization on acquired intangibles	(0.3)	(0.3)
Adjusted EBITDA	19.3	15.3
Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. In addition, Luxfer's CEO and other senior management use these KPIs, among others, to evaluate business performance. Investors should not consider adjusted net income and adjusted EBITDA in isolation as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.
We evaluate our results of operations on both an as-reported basis and a constant exchange rate basis. The constant exchange rate presentation is not a financial measure under IFRS as issued by the IASB. It excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by other companies and, accordingly, the constant exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

Liquidity and Capital Resources

Net cash flow from operating activities remained consistent, with an inflow of $9.0M for the first quarter of 2018 compared to an inflow of $9.6M for the first quarter of 2017. Adjusted EBITDA increased by $4.0M quarter-on-quarter which was partially offset by increases in net working capital1 related to higher revenue and $1.8M of payments relating to restructuring and other charges recognized in 2017.
Net cash flow from investing activities was favorable to the prior year, with an outflow of $1.2M for the first quarter of 2018 compared to an outflow of $3.4M for the first quarter of 2017. The movement predominantly relates to a $0.8M decrease in net cashflows on purchase of business and $1.0M lower capital spending in the first quarter of 2018, due to the timing of projects.
The above trading and investing activities resulted in a net cash inflow before financing of $7.8M for the first quarter of 2018, a 26% improvement over the prior year's inflow of $6.2M.
Cash flows from financing activities for the first quarter of 2018 were a net outflow of $8.7M compared to a net inflow of $20.4M for the first quarter of 2017. This fluctuation is primarily due to a $25.1M drawdown of banking facilities in 2017. Net interest and dividend payments remained in line with prior year levels.
There was a net decrease in cash and cash equivalents of $0.9M in the first quarter of 2018 compared to a net increase in the first quarter of 2017 of $26.6M. Net cash balances at the end of the first quarter of 2018 were $8.1M, compared to $40.4M at the end of the first quarter of 2017. The net debt2 position of $97.7M at the end of the first quarter of 2018 declined from $105.9M at the end of the first quarter of 2017. Surplus cash has been used, and may be used in future periods, to repay some banking revolver loans.

1Working capital is defined as - current trade and other receivables
2 Net debt is defined as - bank and other loans, less net cash and cash equivalents, adding back funds held in escrow.

Unaudited consolidated financial statements

CONSOLIDATED INCOME STATEMENT FOR THE FIRST QUARTER OF 2018 AND 2017 (UNAUDITED)
	First quarter
$M	2018	2017
CONTINUING OPERATIONS
REVENUE	119.7	103.4
Cost of goods sold	(89.0)	(77.7)
GROSS PROFIT	30.7	25.7
Distribution costs	(2.7)	(2.1)
General and administrative costs	(14.4)	(13.2)
Share of results of joint ventures and associates	0.2	0.1
Profit on sale of redundant site	—	0.4
Restructuring and other expense	(0.7)	(0.2)
OPERATING PROFIT	13.1	10.7
Net finance costs	(1.7)	(1.6)
IAS 19R retirement benefits finance charge	(0.3)	(0.5)
PROFIT ON OPERATIONS BEFORE TAXATION	11.1	8.6
Income tax expense	(2.1)	(2.0)
NET INCOME FOR THE PERIOD	9.0	6.6

Attributable to:
Equity shareholders	9.0	6.6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE FIRST QUARTER OF 2018 AND 2017 (UNAUDITED)
	First quarter
$M	2018	2017
Net income for the period	9.0	6.6
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	3.2	1.6

Fair value movements in cash flow hedges	—	2.8
Transfers to consolidated income statement on cash flow hedges	—	0.2
Deferred income taxes on cash flow hedges	—	(0.5)
Hedge accounting income adjustments	—	2.5

Total hedge accounting and translation of foreign operations movements	3.2	4.1

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	(2.7)	8.8
Deferred income taxes on remeasurement of defined benefit retirement plans	0.4	(1.8)
Retirement benefits changes	(2.3)	7.0
Total other comprehensive income movements for the period	0.9	11.1
Total comprehensive income for the period	9.9	17.7

Attributed to:
Equity shareholders	9.9	17.7

CONSOLIDATED BALANCE SHEET AS OF APRIL 1, 2018 AND MARCH 31, 2017 (UNAUDITED) AND AS OF DECEMBER 31, 2017 (AUDITED)
$M	April 1, 2018	March 31, 2017	December 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	123.8	126.8	125.5
Intangible assets	82.7	81.1	81.7
Investments	8.0	9.6	7.6
Deferred income tax assets	16.9	14.5	16.2
Trade and other receivables	0.3	0.5	0.3
	231.7	232.5	231.3
Current assets
Current investments	0.9	—	1.6
Inventories	94.6	87.6	82.2
Trade and other receivables	74.0	64.2	72.6
Income tax receivable	—	0.9	1.6
Cash and cash equivalents	8.1	40.4	13.3
	177.6	193.1	171.3
TOTAL ASSETS	409.3	425.6	402.6

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.4	56.4
Treasury shares	(5.8)	(7.0)	(5.8)
Retained earnings	311.4	315.1	311.4
Own shares held by ESOP	(0.9)	(0.5)	(1.0)
Share-based compensation reserve	5.2	4.1	5.4
Hedging reserve	(0.2)	(0.8)	(0.2)
Translation reserve	(43.1)	(56.3)	(46.3)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Company’s equity shareholders	165.4	153.4	162.3
Total equity	165.4	153.4	162.3

Non-current liabilities
Bank and other loans	90.1	146.3	93.8
Retirement benefits	58.0	57.4	55.3
Deferred income tax liabilities	3.6	5.3	3.6
Deferred contingent consideration	—	1.5	0.2
Provisions	1.0	1.4	1.1
Trade and other payables	1.3	1.2	1.9
	154.0	213.1	155.9
Current liabilities
Trade and other payables	67.5	54.6	61.3
Current income tax liabilities	0.9	0.2	0.3
Bank and other loans	15.0	—	15.0
Deferred contingent consideration	0.3	—	0.5
Deferred consideration	0.3	—	0.3
Provisions	2.6	1.0	2.8
Overdraft	—	—	4.2
Dividends payable	3.3	3.3	—
	89.9	59.1	84.4
Total liabilities	243.9	272.2	240.3
TOTAL EQUITY AND LIABILITIES	409.3	425.6	402.6

CONSOLIDATED CASH FLOW STATEMENT FOR THE FIRST QUARTER OF 2018 AND 2017
	First quarter
$M	2018	2017
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	9.0	6.6
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	2.1	2.0
Depreciation and amortization	4.9	4.5
Profit on sale of redundant site	—	(0.4)
Share-based compensation charges net of cash settlement	(0.1)	0.3
Net interest costs	1.6	1.6
IAS 19R retirement benefits finance charge	0.3	0.5
Unwind of discount on deferred contingent consideration from acquisitions	0.1	—
Share of results of joint ventures and associates	(0.2)	(0.1)
Changes in operating assets and liabilities:
Decrease / (increase) in receivables	2.2	(3.9)
Increase in inventories	(11.2)	(4.5)
Increase in payables	2.3	4.5
Movement in retirement benefits obligations	(1.9)	(1.6)
Movement in provisions	(0.1)	0.2
Income taxes paid	—	(0.1)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	9.0	9.6
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1.3)	(2.3)
Purchases of intangible assets	(0.1)	(0.4)
Investment in joint ventures and associates	0.6	0.5
Interest income received from joint ventures and associates	0.1	0.1
Net cash flows on purchase of businesses	—	(1.3)
Payment of deferred consideration	(0.5)	—
NET CASH FLOWS FROM INVESTING ACTIVITIES	(1.2)	(3.4)
NET CASH FLOWS BEFORE FINANCING	7.8	6.2
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.3)	(0.8)
Interest paid on Loan Notes	(1.1)	(0.7)
Bank interest received	0.1	—
(Repayment) / Draw down on banking facilities	(4.0)	25.1
Dividends paid	(3.4)	(3.3)
Treasury shares cash movements	—	0.1
NET CASH FLOWS FROM FINANCING ACTIVITIES	(8.7)	20.4
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(0.9)	26.6
Net foreign exchange movements	(0.1)	0.2
Net cash and cash equivalents at beginning of period	9.1	13.6
Net cash and cash equivalents at end of period	8.1	40.4

Notes to the Consolidated Financial Statements
1. General Information
Luxfer Holdings is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for transportation, defense and emergency response, healthcare, and general industrial purpose. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.
We are registered as a public limited company under the laws of England and Wales and listed on the New York Stock Exchange under the symbol "LXFR".
These financial statements are presented in U.S. dollars (USD) and all values are rounded to the nearest hundred thousand except when otherwise indicated.
2. Basis of Presentation
The consolidated financial statements comprise the financial statements of Luxfer Holdings PLC and its subsidiaries (collectively "we," "our," "Luxfer," the "Company" or the "Group") which we control. Investments in unconsolidated affiliates, where we have the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method. All inter-company balances and transactions, including unrealized profits arising from intra-Group transactions, have been eliminated in full.
We have prepared the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the consolidated financial statements and interpretations issued by IFRS Interpretation Committee, for the quarter ended April 1, 2018. The books of the Company's non-U.S. entities are converted to USD at each reporting period date in accordance with the accounting policy set out in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 19, 2018. The functional currency of the holding company, Luxfer Holdings PLC and its U.K. subsidiaries, remains GBP sterling, being the most appropriate currency for those particular operations.
These consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.
The December 31, 2017, balance sheet was derived from audited consolidated financial statements but does not include all disclosures as required by IFRS. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on March 19, 2018.
Beginning in the first quarter of 2018, we are reporting our interim quarterly periods on a 13-week basis ending on a Sunday. Prior to the first quarter of 2018 we reported our interim quarterly periods on a calendar quarter basis. As a result, all references to the 2018 quarter are for the 13-week period ended April 1, 2018 and for the 2017 quarter are for the 3-month period ended March 31, 2017.
3. Accounting Policies
The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended December 31, 2017, and set out in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 19, 2018, except as described below.
Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.
4. Estimates and Judgments
The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition - minimum guarantee, impairment of goodwill and non-current assets, intangible assets, contingent consideration estimates, tax, and recognition of deferred tax assets.
In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017, with the exception of changes in estimates that are required in determining the provision for income taxes.

5. Segment Information
For management purposes, the Group is organized into two reporting segments, Gas Cylinders and Elektron. These segments are aggregated from six operating divisions; Luxfer Gas Cylinders and Luxfer Superform aggregate to Gas Cylinders; and Luxfer MEL Technologies, Luxfer Magtech, Luxfer Graphic Arts and Luxfer Czech Republic aggregate to Elektron. This rationale is in line with IFRS 8, which allows for aggregation of operating divisions on the basis they share similar economic characteristics for the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and the nature of the regulatory environment. The tables below set out information on the results of these two reportable segments.
Management monitors the operating results of its operating divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments and has been identified as the CEO, based on adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received and foreign exchange gains) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to defined benefit pension plans, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Adjusted EBITDA is the "segment profit" used to satisfy this requirement in the below analysis.
Unallocated assets and liabilities include those which are held on behalf of the Group and cannot be allocated to a division, such as taxation, investments, cash, retirement benefits obligations, bank and other loans and holding company assets and liabilities.
REPORTING SEGMENTS:

	First quarter of 2018				First quarter of 2017
	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	59.3	60.6	—	119.9	54.4	49.1	—	103.5
Inter-segment revenue	—	(0.2)	—	(0.2)	—	(0.1)	—	(0.1)
Revenue to external customers	59.3	60.4	—	119.7	54.4	49.0	—	103.4
Result
Adjusted EBITDA	5.9	13.4	—	19.3	5.2	10.1	—	15.3
Share-based compensation charges	(0.3)	(0.3)	—	(0.6)	(0.1)	(0.2)	—	(0.3)
Profit on sale of redundant site	—	—	—	—	—	—	0.4	0.4
Depreciation and amortization	(2.0)	(2.9)	—	(4.9)	(1.8)	(2.7)	—	(4.5)
Restructuring charges	(0.2)	(0.5)	—	(0.7)	0.1	(0.3)	—	(0.2)
Operating profit	3.4	9.7	—	13.1	3.4	6.9	0.4	10.7
Net interest costs	—	(0.1)	(1.6)	(1.7)	—	—	(1.6)	(1.6)
IAS 19R retirement benefits finance charge	—	—	(0.3)	(0.3)	—	—	(0.5)	(0.5)
Income before income taxes	3.4	9.6	(1.9)	11.1	3.4	6.9	(1.7)	8.6
Provision for income taxes			(2.1)	(2.1)			(2.0)	(2.0)
Net income				9.0				6.6

Other segment information
Segment assets	157.0	215.2	37.1	409.3	155.3	195.0	75.3	425.6
Segment liabilities	(36.7)	(28.7)	(178.5)	(243.9)	(24.5)	(17.4)	(230.3)	(272.2)
Net assets / (liabilities)	120.3	186.5	(141.4)	165.4	130.8	177.6	(155.0)	153.4
Capital expenditure: Property, plant and equipment	0.3	1.0	—	1.3	1.3	0.8	—	2.1
Capital expenditure: Intangible assets	0.1	—	—	0.1	0.2	0.2	—	0.4

6. Earnings per Share

The Company calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.
For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.
Following the decision to terminate Luxfer Holdings PLC's ADS facility, each £0.50 ordinary share of Luxfer Holdings PLC are now listed and traded on the New York Stock Exchange (NYSE).
Management believes the use of non-GAAP financial measures such as adjusted earnings per share, as reconciled in the table below, more closely reflects the underlying earnings per share performance.

	First quarter
$M	2018	2017
Basic earnings:
Net income for the period attributable to ordinary shareholders	9.0	6.6
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	—
Amortization on acquired intangibles	0.3	0.3
IAS 19R retirement benefits finance charge	0.3	0.5
Profit on sale of redundant site	—	(0.4)
Restructuring and other expense	0.7	0.2
Other share-based compensation charges	0.5	0.3
Income tax thereon	(0.4)	(0.3)
Adjusted earnings	10.5	7.2
Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,512,765	26,425,153
Dilutive impact of stock options	816,872	244,651
For diluted earnings per share	27,329,637	26,669,804

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	0.40	0.27
Unadjusted	0.34	0.25
Diluted
Adjusted	0.38	0.27
Unadjusted	0.33	0.25

7. Dividends paid and proposed

	First quarter
$M	2018	2017
Dividends declared and paid during the period:
Interim dividend paid February 1, 2017 ($0.125 per ordinary share)	—	3.3
Interim dividend paid February 7, 2018 ($0.125 per ordinary share)	3.4	—
	3.4	3.3

Dividends declared during the period and paid after the period end (recognized as a liability as at March 31):
Interim dividend declared and paid May 3, 2017 ($0.125 per ordinary share)	—	3.3
Interim dividend declared and paid May 2, 2018 ($0.125 per ordinary share)	3.3	—
	3.3	3.3

8. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Company’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.
The actuarial assumptions used to estimate the IAS 19R accounting position of the Company’s defined benefit pension plans have been updated for market conditions at April 1, 2018.
The main reason for the increased deficit at April 1, 2018, when compared to March 31, 2017, was due to asset returns being lower than expected in the quarter for the U.K. plan, partially offset by increased bond yields for the U.S. plan.
The movement in the pension liability is shown below:

	First quarter
$M	2018	2017
Opening balance	55.3	66.5
Charged to the income statement	1.9	1.6
Cash contributions	(3.5)	(2.8)
(Credited) / charged to the statement of comprehensive income	2.7	(8.8)
Exchange difference	1.6	0.9
Closing balance	58.0	57.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: May 9, 2018

By: /s/ Jamie M. Savage
       Jamie M. Savage
Authorized Signatory for and on behalf of
Luxfer Holdings PLC